SICHENZIA ROSS FRIEDMAN FERENCE LLP
                           1065 Avenue of the Americas
                               New York, NY 10018
                            Telephone: (212) 930-9700
                            Facsimile: (212) 930-9725

                                                                  August 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attn:  Peggy Fisher, Esq.
          Jay Mumford, Esq.
          Ms. Tara Harkins
          Ms. Michele Gohlke

   Re:   Thomas Equipment, Inc.
            Registration Statement on Form SB-2
            Amendment No. 3
            File No. 333-124217

Ladies and Gentlemen:

      We are counsel to Thomas Equipment, Inc., a Delaware corporation (the "Company"), which has today filed Amendment No. 3 to its Registration Statement on Form SB-2, Registration No. 333-124217 (as amended, the "Registration Statement"). This letter responds to your letter dated August 4, 2005, relating to comments of the Staff in connection with the above-referenced submission.

      The responses to the Staff's comments are numbered to relate to the corresponding comments in your letter. Where applicable, the revised pages or sections of the Registration Statement have been referenced. Unless otherwise indicated, all page references contained herein are to the pages of the Registration Statement. For your convenience, four copies of the Registration Statement, marked against the initial filing of the Registration Statement, have been forwarded to the Staff.

      We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                        Very truly yours,

                                        /s/ THOMAS A. ROSE
                                        ----------------------------------------
                                        Thomas A. Rose
cc:  David Marks,
       Chairman

THOMAS EQUIPMENT, INC.

AMENDMENT # 3 TO REGISTRATION STATEMENT ON FORM SB-2

FILE NO. 333-124217

RESPONSES TO SEC COMMENT LETTER DATED AUGUST 4, 2005


Calculation of Registration Fee

1. The share amounts here do not agree with the share amounts listed on the cover page, page 3, and elsewhere. Revise to remove the inconsistency.

      Response

      The number of shares being registered has been amended and has been conformed throughout the registration statement.

Prospectus Cover Page

2. Clarify in the second paragraph how many of those shares are being offered for resale by this registration statement.

      Response

      The paragraph has been revised to clarify how many of the common shares currently outstanding, obtainable upon exercise of options, obtainable upon exercise of warrants and obtainable upon conversion of debt are being offered.

3. We note your response to our first comment from our letter dated July 8, 2005, and reissue the second sentence in that comment where we asked for you to confirm that all the debt securities, warrants and options are outstanding and to state the total amount of cash you have received from Laurus.

      Response

      All the debt securities, warrants and options are currently outstanding. The full $7,900,000 borrowed from Laurus pursuant to the convertible term notes has been received by Thomas Equipment. The actual dollar amount advanced to Thomas Equipment pursuant to the Laurus revolving credit facility changes from time to time, depending on the total amount of eligible accounts receivable, inventory and fixed assets. The amount outstanding at July 31, 2005 was $15,882,062, with a maximum availability of $20,000,000.

4. Your disclosure regarding the material terms of the Laurus financing continues to be vague and confusing. As a result, we cannot conclude that this financing constitutes a valid PIPE transaction. Provide us with a detailed written response to support your position that this financing satisfies all the requirements and conforms in all respects with the staff guidance in this area. Discuss each note separately if you are registering shares in this offering that will be issued upon conversion, and explain how it satisfies the PIPEs analysis. See CF Telephone Interpretation Manual Supplement dated March, 1999.

      Response

      There are two types of transactions to which the Company and Laurus are parties. The first transaction type is a term loan - one in the principal amount of $6,000,000 and one in the principal amount of $1,900,000. The term notes are convertible into common stock at a fixed price, all of the notes have been issued to Laurus and all of the funds have been received by the Company. All of the common stock issuable upon conversion of these notes is being registered herewith. The second is an accounts receivable, inventory and fixed asset financing in the maximum amount of $20,000,000, as amended. In connection with this financing, the Company delivered a convertible minimum borrowing note in the principal amount of $8,000,000 and a revolving note in the maximum principal amount of $20,000,000, as amended. The aggregate of the minimum borrowing and the revolving note cannot exceed $20,000,000. In connection with this registration statement, only the common stock issuable upon conversion of the minimum borrowing note is being registered. This note is outstanding and the Company has received the full $8,000,000. The disclosure has been revised to reflect the foregoing.

      All of the shares of common stock being registered hereunder are issuable pursuant to securities which are presently outstanding and for which the Company has received full funds. There are no further investment decisions available for the investor.

Acquisition of Operating Assets From Predecessor Business - Thomas Equipment Limited, page 4.

5. Please briefly describe the sources of funding the acquisition of Thomas Equipment Limited, including financing from the seller.

      Response

      Information on the sources of funding for the acquisition, including financing from the seller, has been added.

Risk Factors

Satisfaction of Substantial Additional Production Orders..., page 13

6. Please update the disclosure regarding the Busan facility. Disclose the sources of funding for this facility and the costs of construction.

      Response

      The disclosure has been revised accordingly.

Use of Proceeds, page 17

7. Please disclose whether the proceeds from the exercise of the option and/or warrants will be paid to affiliates, including repayment of the note to Mr. Rhee.

      Response

      None of the proceeds of the exercise of warrants or options registered hereunder will be paid to affiliates. The disclosure has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of
      Operations, page 19

8. Please disclose the impact of not registering Laurus' shares by June 22, 2005 including any penalties you have referenced in earlier filings.

      Response

      We have revised the disclosure to indicate that since July 21, 2005, Thomas Equipment is accruing penalties to Laurus in an amount equal to 2% of the maximum obligations due to Laurus and that such amounts will continue to accrue until the effective date of the registration statement of which the prospectus forms a part.

Results of Operations for the Three Months Ended March 31, 2005, page 28

9. Please refer to prior comments 10 and 12. We note that you are still making comparisons of the predecessor and successor historical statements of operations within your discussions. For instance, you state on page 29 that the gross margin percentage is relatively the same as that of our predecessor during the same period in 2004. Please remove any such comparisons between the predecessor and successor entities.

      Response

      The comparisons between the predecessor and successor entities have been removed.

Business Backlog, page 51

10. Please describe to us to us how you have determined that the backlogged orders are not cancelable by the purchasers. Are there written contracts for these items, or are they purchase orders? Please file any material agreements related to these orders.

      Response

      We have revised the disclosure to indicate that the backlogged orders are made pursuant to purchase orders, but that such orders may be cancelled by the purchaser.

Executive Compensation, page 53

11. Please update tables required by Item 402 of Regulation S-K to include the recently completed fiscal year ended June 30, 2005.

      Response

      The tables have been revised to include the year ended June 30, 2005.

Certain Relationships and Related Party Transactions, page 58

12. We note your response to our prior comment 18 and your additional disclosure. As previously requested, please disclose whether there were any other owners of the preference shares or the special shares of Pneutech.

      Response

      The wording has been revised to clarify that all of the preference shares and special shares of Pneutech were owned by 3156176 Canada, Inc.

Selling Stockholders, page 61

13. We reissue comment 20. The total number of shares in the selling shareholder table being registered for resale by Laurus is inconsistent with the number of shares "that are being registered," as described in footnote 1. Also, the share amounts in the table and the footnote do not reconcile with the share amounts in the fee table. We also note the amount in the penultimate risk factor on page 14 also is incorrect. These are just a few examples--please reconcile throughout the filing.

      Response

      We have revised the share information to be consistent throughout the filing.

 Index to Financial Statements, page F-l

14. Please update the financial statements and pro forma information, as necessary, as required by Item 310(g) of Regulation S-B.

      Response

      The financial statements for Pneutech have been updated, as noted in our response to your comment # 29. At this time, the financial statements for Thomas and the pro forma information do not require to be updated. If it becomes necessary to update them, a further amendment will be filed.

Unaudited Consolidated Financial Statements of Thomas Equipment. Inc., page F-3

Notes to Consolidated Financial Statements, page F-10

Note 2. Acquisitions, page F-10

-Acquisition of Thomas Equipment Limited, page F-10

15. Revise to clarify that the Preferred Shares were issued to the Parent company of Thomas Equipment Limited.

      Response

      The wording in Note 2 has been revised to indicate the shares were issued to the parent company of Thomas Equipment Limited.

16. Please refer to prior comment 21. Please revise to reference the reader to the note which discloses the terms of the financing that was entered into for the acquisition of Thomas Equipment Limited.

      Response

      The wording in Note 2 has been revised to reference the notes (Note 6, 7, 8, 9 and 10) that disclose the terms of the financing.

17. Please refer to prior comment 22. We note you have determined the fair value of the net assets acquired based upon an analysis completed by an independent third party valuation firm. While you are not required to make reference to such, you should disclose the name of the expert and include the consent of the expert since the reference is made in a 1933 Act filing. Alternatively, remove such reference to an expert and disclose how management determined the validity of the valuation that was obtained and used in the purchase price allocation.

      Response

      Management is responsible for the valuation of the assets acquired, as reflected in the financial statements. The wording of the footnote has been amended to more fully describe the procedures conducted by management to value the assets, which included obtaining an analysis by an independent third party valuation firm.

18. You state that your acquisition of Thomas Equipment limited was partially funded by cash consideration of approximately $18,119,000. It is unclear to us why your statement of cash flows shows $17,782,000 as cash paid for the acquisition. Revise or advise us.

      Response

      The statement of cash flows has been revised to reflect the cash consideration paid related to the Thomas Equipment Limited asset acquisition of $18,119,000.

-Acquisition of Pneutech. Inc.. page F-l 1

19. Please refer to prior comment 26. It appears from your disclosure on page F-10 that you acquired 100% of the common stock of Pneutech and its subsidiaries through the issuance of 1,082,641 of shares of common stock and warrants to purchase 211,062 shares of common stock and assumed certain liabilities of Pneutech. Also, you were required to redeem 929 preference shares, 500,000 special preference shares, 30,000 special shares held by 3156176 Canada, Inc. and 250 shares of preferred shares and warrants issued to Royal Merchant. The total consideration of $3,775,000 to redeem these respective issuances should be included as consideration paid and removed from your net assets acquired. Also, remove them from your discussion of the refinancing of Pneutech's liabilities. Please revise or advise us.

      Response

      The cash consideration of $3,775,000 paid to acquire equity interests in Pneutech has been included as consideration paid and removed from the net assets acquired. The discussion of the refinancing of Pneutech's liabilities has been revised accordingly.

20. You state on page 59 that 32.6 % of 3156176 Canada Inc. is owned by Clifford Rhee. Tell us who owns the remaining interests in this entity.

      Response

      No entity or individual has a controlling interest in 3156176 Canada Inc. Mr. Rhee maintains voting and dispositive control over the shares owned by 3156176 Canada Inc., as disclosed. The shares of 3156176 Canada Inc. not owned by Mr. Rhee are owned by six private investors, none of whom was an investor in Thomas Equipment 2004 Inc, or Thomas Ventures or was previously an investor in Thomas Equipment, Inc.

21. In connection with the refinancing of Pneutech's liabilities that were assumed in the acquisition, please revise to indicate the source of the funds that were used to pay such obligations of Pneutech.

      Response

      A paragraph has been added that discusses the source of the funds and that references the relevant financial statement footnotes.

22. It is unclear to us why you reflect on your statements of cash flows approximately $7,072,000 of cash paid for the Pneutech acquisition. Please revise or advise us.

      Response

      The cash paid for the Pneutech acquisition has been amended in the statement of cash flows to reflect the aggregate amount of cash paid ($3,845) to acquire equity interests in Pneutech ($3,775), together with transaction costs ($70).

23. It appears that you have listed the subordinated debenture note in the amount of $5.3 million issued to Roynat twice within your disclosure on page F-11. Please revise or advise us.

      Response

      The duplicate listing has been deleted.

24. You present the unaudited pro forma financial information for the acquisitions as if the transactions had in fact occurred at the beginning of the periods presented as required by SFAS 141 on page F-12. Tell us why the information presented for the nine months ended March 31, 2005 does not agree to the pro forma combined condensed statements of operations on page F-91.

      Response

      There was a last minute revision with Edgar to the pro forma combined condensed statements of operations on page F-91 that was not tracked through to the interim footnote. We have corrected the pro forma amounts in this filing.

Note 3. Basis of Presentation and Summary of Significant Accounting Policies, page F-12

-Revenue Recognition, page F-13

25. We re-issue our prior comment 28. Describe to us the nature of the sales incentives you give to your customers at the time of sale.

      Response

      As described in the Revenue Recognition policy, sales incentives are usually granted only at the time of sale as a price reduction and are immediately recorded as a reduction of revenues.

      We have one arrangement with a dealer who receives volume discounts. To date, such volume discounts (which are accrued as they are earned) have aggregated approximately $30,000. We consider the amount to be immaterial for disclosure and, for business reasons, do not want to disclose the existence of this arrangement to other dealers.

26. Please refer to prior comment 31. We note you have reflected accounts receivable of $25.3 million at March 31, 2005. You state that the negative cash flows related to Thomas Equipment Inc.'s operations were the direct result of sales in the first quarter of 2005 and waiting until the normal credit terms offered to customers started to come due. It is unclear to us why you would have to wait for amounts to come due unless you are providing financing or extended credit terms to your customers. We understand that approximately $12 million in receivables was acquired from Pneutech at February 28, 2005. Also, it is unclear to us what your table of payment terms of accounts receivable at March 31, 2005 illustrates to the reader. Please revise or advise us.

      Response

      The discussion of operating cash flows in the section on Liquidity and Capital Resources on page 42 of the registration statement has been revised to more clearly discuss this issue. The table of payment terms has been removed.

-Restatement, page F-18

27. We note that you disclose that the Staff of the Securities and Exchange Commission has advised you to record a beneficial conversion feature related to certain of your convertible debt to comply with EITF 98-5 and EITF 00-27. Please revise your note to remove the statement that you are revising your filing to comply with EITF 98-5 and EITF 00-27 based upon the Securities and Exchange Staff's conclusions. Your financial statements should be prepared in accordance with GAAP.

      Response

      The references to the SEC staff have been removed.

Note 11. Common stock, page F-23

28. Please refer to prior comment 39. As previously requested, tell us and revise your filing to address the following:

o Specifically tell us how you determined that the fair value of your common stock was $.50. Explain in more detail what you mean by "compared to the market price of the stock immediately subsequent to the public announcement of the reorganization." Tell us and revise your filing to disclose what your published stock price was immediately prior and subsequent to the reorganization.
o        Tell us how you computed the stock compensation charge of $5.5 million.
         Based on the information disclosed in this footnote, we calculate a stock compensation charge of $6.1 million.

      Response

      The fair value of the common stock was estimated to be $0.47. The registration statement has been revised to reflect this, rather than referring to "approximately $0.50". The fair value estimate of $0.47 was based on the cash price of $0.50 paid by certain of our founders (4,000,000 of the 16,945,000 shares sold to our founders were sold for cash consideration of $2,000,000) and the trading price of the shares of $0.45 immediately after the reorganization and the company's 1 for 40 stock split, which was effective October 19. The trading market for our stock prior to the reorganization was extremely thin; the trading activity during October was as follows:

Date                                 High         Low       Close        Volume
-------------------------------------------------------------------------------

10/01/2004                           1.000       1.000       1.000          250
10/04/2004                           0.804       0.600       0.800          875
10/18/2004                           0.600       0.400       0.400          750
-------------------------------------------------------------------------------
10/19/2004                           0.450       0.300       0.450       12,000
-------------------------------------------------------------------------------
10/28/2004                           1.010       1.010       1.010          500

 The stock-based compensation expense charges were calculated as follows:

Founders:                                                                 $000s
--------------------------------------------------------------------------------
16,945,000 shares @ $0.47
                                                                           7,964
Consideration received                                                     2,451
Rounding                                                                       7
                                                                          ------
Expense recorded                                                          $5,520
                                                                          ------

Laurus
--------------------------------------------------------------------------------
1,980,000 shares @ $0.47
                                                                             931
Consideration received                                                        20
                                                                          ------
Expense recorded                                                          $  911
                                                                          ------

Total expense recorded                                                    $6,431
                                                                          ======

      We do not believe that any difference that would result from using either a value of $0.50 or $0.47 per share for this non-cash item would be material either in relation to our reported results of operations or to our reported cash flows for the periods concerned.

 Audited Financial Statements of Pneutech. Inc. General

29. Please refer to prior comment 42. Please update the audited financial statements of Pneutech, Inc. to include their results for the four months ended February 28, 2005 since your next filing is dated more than nine months from October 31, 2004. Refer to Item 8(A)(5) of Form 20-F for more information about the updating requirements.

      Response

      The unaudited consolidated financial statements of Pneutech at February 28, 2005 and for the four months then ended and for the six months ended April 30, 2004 have now been included.

Independent Auditors' Report, page F-68

30. Please provide an auditors' report that includes the name of your independent public accountants as it does not appear signed, as denoted by an appropriate signature symbol, with your next amendment.

      Response

      The name and signature symbol have been added.

Pro Forma Combined Condensed Financial Statements

Pro Forma Combined Condensed Statement of Operations, page F-88

Introductory Paragraph, page F-88

31. Revise your introductory paragraph to include the facts and circumstances surrounding the reorganization that took place before the acquisition of Thomas Equipment, Inc. so the reader understands your pro forma adjustment
      (g) to the nine months ended March 31, 2005 and Note 2 to the pro forma combined condensed statements of operations.

      Response

      Paragraphs have been added to the introduction to describe the re-organization, the issuance of shares to our founders and to Laurus (including the related stock compensation expense) and the acquisition of certain assets of Thomas Equipment Limited and Pneutech.

32. We note from page 5 and F-89 your description of the financing that you entered into with Lauras Master Funds, Ltd. includes $8 million secured convertible borrowing note. However, we do not find this note disclosed within your notes to the interim consolidated financial statements. Please revise or advise us.

      Response

      The wording of Note 8 to the interim consolidated financial statements has been amended to clarify that the $8 million secured convertible minimum borrowing note forms part of the $20 million revolving credit facility.

Pro Forma Combined Condensed Statement of Operations for the Year Ended June 30,
  2004 page F-90

33. Reference is made to pro forma adjustment (d). However, there does not appear to be a pro forma adjustment (d) within your notes to the pro forma combined condensed statements of operations. Revise your filing to eliminate such inconsistency.

      Response

      The reference (which should be to pro forma adjustment C.) has been corrected.

Pro Forma Combined Condensed Statement of Operations for the Nine Months Ended
  March 31, 2005 pageF-91

34. Refer to our prior comment 44. We note that you have provided the statement of operations for Pneutech for the period July 1,2004 to February 28,2005 from your unaudited internal financial statements. Such information should be conformed by starting with the audited historical financial statements of Pneutech for the year ended October 31,2004 (as included in the filing) and subtracting the period November 1,2003 to June 30,2004 to arrive at the period July 1, 2004 to October 31,2004. Then the result should be added to the unaudited interim financial statements of Pneutech for the period November 1, 2004 to January 31, 2005. Please present such information in a tabular format to show the reader how you conformed the financial information of Pneutech that is used in the pro forma financial statements for the nine months ended March 31, 2005. In this regard, please also revise your introductory paragraphs on page F-88 to explain how you conformed these financial statements.

      Response

      The format of the pro forma financial information has been revised and the introductory paragraphs have been amended to explain how the financial statements have been conformed.

Notes to Unaudited Pro Forma Combined Statement of Operations, page F-92 Note 2.

Pro Forma Adjustments-June 30. 2004. page F-92

35. Reference is made to adjustment (c). We note that you recorded an adjustment of $6.6 million for the amortization of debt discount within the pro forma combined condensed statements of operations for the year ended June 30, 2004. Please provide us with your supporting calculation for this pro forma adjustment.

      Response

Description                                                         $000s
-------------------------------------------------------------------------

The following reconciliation shows the pro forma adjustment to reflect 12 months of amortization related to the debt discounts recorded with the acquisition financing. Each of the line entries is referenced to the relevant financial statement footnote Thomas:

Summary of debt discounts recorded
    Laurus term note - $6 million - Note 7                          1,739
    Laurus term note - $1.9 million - Note 7                          488
    Laurus credit facility - $16 million - Note 8                   4,415
    Laurus credit facility amendment - $4 million - Note 8          1,542
                                                                   ------
                                                                    8,184
                                                                   ------

Annual amortization based on a three year life ($8,184/3)           2,728

Debt discount on Roynat debenture - $5.3 million
  - one year life                                                   2,649

Pneutech:
Debt discount and deferred financing fees written off on
Pneutech's books (as of February 28, 2005) due to the
repayment of the existing Roynat debenture - Note 6
    Debt discount                                                     838
    Deferred financing fees                                           333

                                                                   ------
Total pro forma adjustment                                         $6,548
                                                                   ======

36. We note that you have recorded an adjustment of $2.3 million for interest expense related to your outstanding debt of $27.2 million at 8.2%. It appears that the related financing for these acquisitions was approximately $31.7 million. Please provide us with a listing of the debt outstanding which was included in your calculation.

      Response

Description                                                         $000s
-------------------------------------------------------------------------

The following summary reflects an interest expense adjustment for the historical balances based on the Company's new financing structure

New Debt:
    Laurus credit facility - $20 million - Note 8                  18,500
    Note payable to Thomas Equipment Limited - Note 6               2,219
    Laurus term loan - $6 million - Note 7                          6,000
                                                                  -------
                                                                   26,719
                                                                  -------

Average interest rate of 8.3%                                       2,230

Interest on the lease of facilities from Thomas
Equipment Limited - Note 9                                            375

Preferred shares issued to McCain Foods: $8,220 @ 8%
  - Note 10                                                           658

                                                                  -------
Total pro forma adjustment                                        $ 3,263
                                                                  =======

 Note 3. Pro Forma Adjustments-Nine Months Ended March 31, 2005. page F-92
 -------------------------------------------------------------------------
37. Please revise your title of this note to appropriately reference the nine months ended March 31, 2005 and also reflect such title on page F-91.

      Response

      The titles have been corrected.

38. Reference is made to adjustment (c). We note that you made an adjustment of $836,000 related to warrants issued to Redwood Consultants for consulting services. It is unclear to us why you made this adjustment and how this transaction related to the acquisitions. Also, tell us why you did not include as a pro forma adjustment to the annual pro forma combined condensed statements of operations.

      Response

      We have removed this adjustment from the pro-forma adjustments as the transaction was not directly related to the acquisitions.

39. Reference is made to adjustment (d). We note that you recorded an adjustment of $933,000 for the amortization of debt discount within the pro forma combined condensed statements of operations for the nine months ended year ended March 31, 2005. Please provide us with the supporting calculation for this pro forma adjustment.

      Response

Description                                                         $000s
-------------------------------------------------------------------------

The following reconciliation shows the pro forma adjustment to reflect nine months of amortization related to the debt discounts recorded with the acquisition financing. Each of the line entries is referenced to the relevant financial statement footnote.

Thomas:
Summary of debt discounts recorded

   Laurus term note - $6 million - Note 7                           1,739
   Laurus term note - $1.9 million - Note 7                           488
   Laurus credit facility - $16 million - Note 8                    4,415
   Laurus credit facility amendment - $4 million
     - Note 8                                                       1,542
                                                                   ------
                                                                    8,184
                                                                   ------

Nine months amortization based on a three year life (9/36)          2,046
                                                                   ------

Debt premiums
   Laurus term note - $6 million - Note 7                             200
   Laurus term note  - $1.9 million - Note 7                           65
   Laurus credit facility - $16 million - Note 8                      488
                                                                   ------
                                                                      753
                                                                   ------

Nine months amortization based on a three year life (9/36)            188
                                                                   ------

                                                                    2,234

Less expenses recorded in the March 31, 2005 financial
  statements:
   Debt discount amortization - Note 15                            -1,366
   Debt discount amortization related to the Roynat
     debenture - Note 6                                               265
   Debt premium amortization - Note 15                               -156

                                                                   ------
Total pro forma adjustment, as revised                             $  977
                                                                   ======

40. Reference is made to adjustment (d). It appears that you have included in this adjustment an accrual for the 8% dividend on the Preferred Shares held by McCain Foods. It is unclear to us why this adjustment is necessary since you have accrued the dividend in the historical interim financial statements for the nine months ended March 31, 2005. Please revise the pro forma combined condensed statement of operations for the year ended June 30, 2004 to include the accrual of the 8% dividend on Preferred Stock or tell us why you believe such adjustment is not necessary.

      Response

      The interest on the preferred shares was in the pro forma adjustment as we wanted to show all the new pieces of debt in the interest calculations. To arrive at the pro forma adjustment, we calculate what the total interest expense would be for nine months and then we subtracted the interest expense recorded in the financial statements in Note 15. The net result when considering the preferred shares is nil as the expense was included in the recalculation of interest expense and then deducted as part of interest expense recorded in the financial statements.
      We have revised the pro forma adjustment related to June 30, 2004 to now include the preferred shares. Please see the calculation above for Comment 36 for the detail components of the adjustment.

Description                                                         $000s
-------------------------------------------------------------------------

The following summary reflects an interest expense adjustment for the historical balances based on the Company's new financing structure

New Debt:
    Laurus credit facility - $20 million - Note 8                  18,500
    Note payable to Thomas Equipment Limited - Note 6               2,219
    Laurus term loan - $6 million - Note 7                          6,000
                                                                  -------
                                                                   26,719
                                                                  -------

Average interest rate of 8.3% pro rated for nine months             1,663

Interest on the lease of facilities from Thomas
Equipment Limited - Note 9 - $375 p.a. pro rated for
nine months                                                           281

Preferred shares issued to McCain Foods: $8,220 @ 8% -
Note 10 - $657 p.a. pro rated for nine months                         493

                                                                  -------
                                                                    2,437
Less interest expense recorded - Note 15
    Capital lease                                                    -187
    Credit facility related party                                    -818
    Preferred shares                                                 -256

                                                                  =======
Total pro forma adjustment                                        $ 1,176
                                                                  =======

Item 27. Exhibits, page II-3

Exhibit 23.2 Consent of PricewaterhouscCoopers LLP

41. We note that your independent auditors have consented to the use of their audit report dated January 7, 2005 for their report on Thomas Equipment Limited's financial statements for the three years ended June 30, 2004. However, the independent audit report on page F-31 refers to the two years ended June 30, 2004. Please include a revised consent from your independent auditors that refers to the appropriate time periods that were audited.

      Response

      The consent has been revised.

Exhibits

42. We note you stated that you would file as exhibits the sale of Series A preferred stock financing documents for your April 19, 2005 transaction in accordance with comment 49, but you have not done so. Please file such documents as exhibits.

      Response

      The financing documents related to the sale of Series A Preferred Stock were previously filed with our Form 8-K report filed April 20, 2005 and incorporated as Exhibits 10.10 to 10.12 to Amendment No. 2 to the Registration Statement.

43. Please file the agreement with Laurus increasing the loan amount from $16 million.

      Response

      The agreements with Laurus increasing the loan amount (Amendment No. 1 to Security and Purchase Agreement; Amended and Restated Secured Revolving Note; Common Stock Purchase Warrant; and Reaffirmation and Ratification Agreement) were previously filed with our Form 8-K report filed January 31, 2005 and incorporated as Exhibits to the Registration Statement.

                                   * * * * *

Additional Accounting Consent Received via Phone Conference 8/8/2005 - Regarding Current Developments and Disclosure of Year-End Financial Information

      The Company does not believe that, as of this date, it, or its auditors, have made sufficient progress with respect to its year-end financial statements whereby disclosure of such informaiton would not be potentially misleading.